Exhibit 99.9

NEWS RELEASE 21-06

TSX.V: EU

OTCQX:ENCUF

February 26, 2021

www.encoreenergycorp.com

enCore Energy Corp. Announces Option Grants to Officers

February 26, 2021 - Vancouver, B.C. – enCore Energy Corp. (TSXV: EU; OTCQX:ENCUF) (the “Company”) announces that it has granted incentive stock options (the “Options”) to certain of its officers and consultants, to purchase an aggregate of up to 435,000 common shares in the capital of the Company at a price of $ 1.08 per share for a five year period, in accordance with its Stock Option Plan. Vesting will occur over a period of eighteen months, with an initial 25% of the Options vesting immediately upon grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

For further information please contact the undersigned.

About enCore Energy Corp.

enCore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. enCore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

For additional information: William M. Sheriff Executive Chairman

972-333-2214

info@encoreenergycorp.com www.encoreenergycorp.com